UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02017777

February 20, 2002

NO ACT
P.E 1-4-02
1934 1-15827

Act 1934
Section
Rule 14A-8
Public Availability 2/20/2002

Patrick Daugherty
Foley & Lardner
150 West Jefferson
Suite 1000
Detroit, MI 48226-4443

Re: Visteon Corporation
Incoming letter dated January 4, 2002

Dear Mr. Daugherty:

This is in response to your letter dated January 4, 2002 concerning the shareholder proposal submitted to Visteon by Robert D. Morse. We also have received a letter from the proponent dated January 8, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

1934 Act/Rule 14a-8

FOLEY & LARDNER

ATTORNEYS AT LAW

BRUSSELS
CHICAGO
DENVER
DETROIT
JACKSONVILLE
LOS ANGELES
MADISON
MILWAUKEE
ORLANDO
SACRAMENTO
SAN DIEGO/DEL MAR
SAN FRANCISCO
TALLAHASSEE
TAMPA
WASHINGTON, D.C.
WEST PALM BEACH

RECD S.E.C.
JAN 4 2002
1086

January 4, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Visteon Corporation - Commission File No. 001-15827*
Omission of Shareholder Proposal – Mr. Robert D. Morse
Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, on behalf of our client, Visteon Corporation, a Delaware corporation ("Visteon"), we are submitting this notice of Visteon's intention to omit from its proxy materials for its 2002 Annual Meeting of Stockholders (the "2002 Proxy Materials") a proposal submitted by Mr. Robert D. Morse (the "Proposal").

Visteon's 2002 Annual Meeting is scheduled for May 8, 2002. Definitive copies of the 2002 Proxy Materials are expected to be mailed to stockholders and filed with the Commission pursuant to Rule 14a-6(b) on or about March 25, 2002.

Visteon would exclude the Proposal in its entirety because implementation of the Proposal:

- would violate applicable Delaware law;
- would violate the Commission's proxy rules; and
- accordingly, would exceed Visteon's authority.

I. BACKGROUND

FOLEY & LARDNER
150 WEST JEFFERSON, SUITE 1000
DETROIT, MICHIGAN 48226-4443

TEL: 313.963.6200
FAX: 313.963.9308
WWW.FOLEYLARDNER.COM

WRITER'S DIRECT LINE
313.442.6495

EMAIL ADDRESS
pdaugherty@foleylaw.com

CLIENT/MATTER NUMBER
036178-0106

004.297602.1

By letter dated September 27, 2001, Mr. Morse requested that Visteon include the Proposal in its 2002 Proxy Materials. The Proposal relates to the form of proxy to be included in the 2002 Proxy Materials and provides in full as follows:

PROPOSAL

I, Robert D. Morse, 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2,000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

ALTERNATE PROPOSAL SUBSTITUTE

(IF CHANGES MADE AS SUGGESTED FOR UPCOMING PROXY)

I, Robert D. Morse, 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2,000.00 or more in Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

I propose that since Management usually suggests that Shareowners vote "AGAINST" a proposal submitted by one or more of the shareowners, then said Shareowners should likewise vote "AGAINST" the Company nominees for Director until the Directors cease the compensation programs they in turn offer Management above salary and nominal perks.

Please vote "FOR" this Proposal and "AGAINST" the Director Proposal as a right. THANK YOU.

In this letter, we sometimes refer to the request to *"Remove the word 'EXCEPT' and re-apply the word 'AGAINST' in the Vote for Directors column"* as "Proposal 1" and sometimes refer to the request to *"Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management"* as "Proposal 2." We do not address the proposal entitled "Alternate Proposal Substitute" in this letter because its submission was expressly subject to Visteon implementing Proposal 1 and Proposal 2, which Visteon has not done. Accordingly, Visteon intends to omit any mention of this "Alternate Proposal Substitute" in the 2002 Proxy Materials.

On behalf of Visteon, we assert that Proposal 1 and Proposal 2 may lawfully be excluded pursuant to paragraphs (2), (3) and (6) of Rule 14a-8(i) because (1) they are misleading, (2), if implemented, they would cause Visteon to violate Delaware law and the Commission's proxy rules, and (3) they therefore exceed Visteon's authority. Although we set forth below analyses of each of Proposal 1 and Proposal 2, we also believe that the Proposal is a unitary whole, inextricably interwoven, and should be excluded in its entirety.

To the extent that this letter is based on matters of Delaware law, this letter also constitutes an opinion of counsel (Foley & Lardner) given pursuant to Rule 14a-8(j)(2)(iii).

II. LEGAL ANALYSIS

A. Implementing Proposal 1 would violate the proxy rules.

For the following reasons, revising the form of proxy for elections of directors as suggested by Proposal 1 would require Visteon to violate Rules 14a-4(b) and 14a-9 of the proxy rules, and so Visteon may properly omit Proposal 1 under Rule 14a-8(i)(2) and (3).

Proposal 1 would require Visteon to permit stockholders to mark their proxies as votes "against" director nominees. In elections of directors, however, Delaware, like most states, gives no effect to votes "against" a nominee. Rather, Section 216 of the Delaware General Corporation Law, as amended ("DGCL"), states that, unless provided otherwise in a particular corporation's certificate of incorporation or bylaws, "[d]irectors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." Except for the voting flexibility built into its certificate of incorporation (but not yet utilized) for issues of preferred stock, neither the certificate of incorporation nor the bylaws of Visteon comprehends a different vote for the election of Visteon directors.

Because state laws generally do not give effect in elections to negative votes, Rule 14a-4(b)(1) requires the form of proxy to provide means "to specify by boxes a choice between approval or disapproval of, or abstention with respect to each matter referred to therein as intended to be acted upon, ***other than elections to office***" (emphasis added). Rule 14a-4(b)(2) further states that a form of proxy covering the election of directors ***shall*** clearly provide one of the means specified in the rule "for security holders to ***withhold authority*** to vote for each nominee" (emphasis added). Similarly, Instruction 2 to the rule requires provision of a means to vote against a nominee only "[i]f applicable state law gives legal effect to votes cast against a nominee."

Put another way, Rule 14a-4(b)(2) mandates provision of a means to "withhold authority" to vote for a nominee but not provision of a means to vote "against" a nominee unless applicable state law gives effect to votes "against" a nominee. It is our opinion that Delaware law does not give legal effect to votes cast against a nominee. Therefore, the implementation of Proposal 1 would violate Rule 14a-4(b). Moreover, in as much as the applicable state law gives no effect to a vote against a nominee, to include this choice on the form of proxy would be misleading in violation of Rule 14a-9.

Prior no-action letters issued by the Office of the Chief Counsel, Division of Corporation Finance (the "Staff"), support this conclusion. In a letter to First Empire State Corporation (available Jan. 26, 1978), the registrant was permitted to exclude a proposal mandating "For" and "Against" choices in all matters, including elections to office, on the basis of counsel's opinion that implementation of the proposal would violate Rule 14a-4(b). *See also* the no-action letters issued to Mellon Bank Corporation (available Jan. 27, 1999) and International Business Machines Corporation (available Jan. 27, 1999), in which the Staff permitted exclusion of a proposal requiring the tabulation of all votes, including those pertaining to director nominees, as either "in favor of, opposed, abstain and returned unmarked."

Moreover, Rule 14a-4(b), as originally proposed, required a form of proxy to contain "for" and "against" choices for the election of directors. In its 1979 release adopting Rule 14a-4(b), Release No. 34-16536, the Commission expressly rejected this proposed requirement. As indicated in the release: "[Rule 14a-4(b)(2), as proposed,] would have permitted shareholders to vote for or against each nominee, individually, by marking a box or by other similar means." The Commission noted that:

> A number of legal commentators questioned the treatment of an "against" vote under state law, most arguing that it normally would have no effect in an election. They also expressed the concern that shareholders might be misled into thinking that their against votes would have an effect when, as a matter of substantive law, such is not the case since such votes are treated simply as abstentions. . . .

The Commission concluded (and we have added emphasis where appropriate):

> With respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges ***that an "against" vote may have questionable legal effect and therefore could be confusing and misleading to shareholders***. Accordingly, the term "withhold authority" has been substituted in the rule.

Accordingly, the Commission's own reasoning underlying the adoption of Rule 14a-4(b) requires the exclusion of Proposal 1.

We also note that Proposal 1 addresses only the form of proxy to be included in the 2002 Proxy Materials. Mr. Morse did not address the broader presentation of the vote on election of directors in the proxy statement, nor did he suggest revisions to the form of ballot to be used at the annual meeting of the shareholders. If implemented, therefore, Proposal 1 would result in use of a form of proxy that is inconsistent with the presentation of information in the proxy statement and is inconsistent with the voting procedures used at the annual meeting, in violation of the proxy rules (and, by extension, misleading).

Accordingly, we believe that Proposal 1 may be properly omitted by Visteon pursuant to paragraphs (2), (3) and (6) of Rule 14a-8(i) in that implementation of the proposal would violate Rules 14a-4(b) and 14a-9.

B. <u>Implementing Proposal 2 would violate the proxy rules</u>.

As explained in this section, implementing Proposal 2 to delete from the form of proxy the statement that signed proxies that are not specifically voted will be voted at the discretion of management would violate Rules 14a-4(b) and 14a-9 of the proxy rules, so Visteon can properly omit Proposal 2 from the 2002 Proxy Materials under Rule 14a-8(i)(2), (3) and (6).

Proposal 2 addresses the statement regarding management's intention to vote signed-but-unmarked proxies contained on the form of proxy only. Proposal 2 does not say that Visteon's management should not exercise voting power with respect to discretionary proxies, nor does it address the statements that would be made in the proxy statement regarding discretionary proxies.[1] Rule 14a-4(b)(1) states that a "proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case." Since Visteon intends to exercise voting power over discretionary proxies, Rule 14a-4(b)(1) requires the form of proxy to include the text that Proposal 2 would remove.

Moreover, since Visteon will state in its proxy statement how it intends to vote discretionary proxies, the absence of the text in question from the form of proxy is inconsistent and misleading to stockholders, contrary to Rule 14a-9.

While Proposal 2 addresses only a revision to the form of proxy card, it might have been Mr. Morse's intention to address the broader issue of restricting the solicitation of discretionary proxies. If so, then his proposal is incomplete and fails to address critical issues such as, for example, whether signed-but-unmarked proxies will be counted toward a quorum. But we cannot and should not attempt to divine the proponent's intent. Read in the broader (but most relevant context) of the 2002 Proxy Materials taken as a whole, including Proposal 2 would be misleading to stockholders, who would likely misconstrue the scope of the proposal. Clearly, detailed and extensive editing would be required to clarify the scope of Proposal 2, diverting the attention and resources of Visteon to the disadvantage of Visteon's stockholders as a body.

For these reasons, we believe that Proposal 2 may be properly omitted under paragraphs (2), (3) and (6) of Rule 14a-8(i) in that implementation of the proposal would violate Rules 14a-4(b) and Rule 14a-9.

C. Implementing Proposal 2 would violate Delaware law.

Even if Proposal 2 were deemed to prohibit stockholders from granting discretionary proxies to Visteon's management, we believe that implementing Proposal 2 would require Visteon to violate applicable Delaware law and, therefore, that Visteon may properly

[1] For example, Visteon's 2001 proxy statement states: "If you do not provide voting instructions with your proxy, then the designated proxy will vote your shares for the election of the nominated directors, for the ratification of the company's independent auditors and for the ratification of the employee benefit plans presented."

omit Proposal 2 from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(2). Viewed as an attempt to limit the solicitation and use of discretionary proxies by Visteon's management, Proposal 2 would require a stockholder attempting to cast a valid vote by proxy not only to duly appoint management as its proxy but also to direct the proxy as to the manner in which the stockholder's shares are to be voted on each director nominee and each other proposal. The result of a stockholder's failure to include such clear directions is that the stockholder will be disfranchised because management, although duly appointed as a proxy under state law, will be unable to cast a vote on behalf of the stockholder.

Section 212(b) of the DGCL contains the following provisions bearing upon the appointment and authority of proxies:

> (b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after 3 years from its date, unless the proxy provides for a longer period.
>
> (c) Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy pursuant to subsection (b) of this section, the following shall constitute a valid means by which a stockholder may grant such authority:
>
> (1) A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder's authorized officer, director, employee or agent signing such writing or causing such person's signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature.
>
> (2) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the

> proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information upon which they relied.

Under Section 212 of the DGCL, then, a stockholder of a Delaware corporation has the right to appoint another to act as the stockholder's proxy at a meeting of stockholders so long as the stockholder satisfies the requirements of that particular statute. Section 212 leaves no room for imposition by the corporation of additional requirements -- such as, for example, imposition of the requirement of Proposal 2 (that the stockholder direct a management proxy as to the manner in which the stockholder's shares are to be voted) -- before it will recognize the validity of a vote cast by an otherwise duly-appointed proxy. Prior no-action letters concluded that stockholder proposals imposing such "additional conditions" could be excluded by the registrant from its proxy materials because their implementation would require the registrant to violate state law. For example, when Visteon's historical parent company received a proposal that management proxies "not marked by the stockholder either for or against shall not be counted by either side," the Staff permitted exclusion. Ford Motor Company (available Mar. 1, 1973).

Such restrictions on the power to grant a discretionary proxy to management were said to be invalid and unenforceable under Delaware law, the Staff stating:

> There appears to be some basis for your opinion that the proposal may be omitted under Rule 14a-8(c) (1) since it would, if adopted and put into effect by the company, require its security holders to specifically mark their proxies for or against a proposal in order to have their proxies counted in the vote on that proposal, with the result that those security holders who chose to give an unmarked signed proxy to a person selected by them would be disenfranchised, even though such discretionary proxies appear to be permitted by Delaware law. Under all the circumstances, this Division will not recommend any enforcement action to the

> Commission if management omits the subject proposal from the company's proxy material for the 1973 annual meeting.

The Staff likewise permitted exclusion of the same proposal relating to management proxies, again on the basis of Delaware law, in J.P. Morgan & Co. Incorporated (available Jan. 9, 1973), noting the registrant's argument that:

> [I]f the agent or proxy casts a ballot which is within the scope of the authority conferred upon him by the stockholder the ballot is valid and must be counted. Not to count the ballot would be a disenfranchisement of stockholders who have given proxies which are legally sufficient under Section 212 of the Delaware Corporation Law and in all other respects valid under Delaware law. It is beyond the power of the stockholders of a Delaware corporation to refuse recognition of a ballot that is supported by a valid proxy and that is precisely what the proposal purports to do.

The Staff continued:

> There appears to be some basis for your opinion that the proposal may be omitted under Rule 14a-8(c) (1), since, phrased as it is in mandatory form it would require that the company's security holders, in order to have their proxies counted in the vote on a proposal described in the proxy material, specifically mark their proxies for or against the proposal, with the result that the ability of a security holder to give a discretionary proxy would be eliminated. In this connection, your counsel has indicated that
>
> "So long as the scope or nature of the agent's authority to vote the shares represented by a proxy is ascertainable from the proxy itself the ballot cast by the agent in conformance with his authority is a valid ballot and must be counted. If the stockholder fails in his proxy to direct his agent how to vote the shares or if he expressly confers discretionary voting powers on his agent, the latter's ballot is still valid and must be counted."

See also First Empire State Corp., supra, applying New York law. In each of *Ford Motor Company, J.P. Morgan* and *First Empire*, proxies exercisable in the discretion of *management* were at issue.

Beginning in 1993, however, the Staff issued a series of letters to Ohio corporations that, while not repudiating any of the earlier letters to Delaware and New York corporations, appear to have reached contrary conclusions. *See* Centerior Energy Corporation (available Jan. 1, 1995); Rubbermaid Incorporated (available Dec. 15, 1994); Ohio Edison Company (available Feb. 15, 1994); Rubbermaid Incorporated (available Jan. 6, 1993). In *Centerior*, the stockholder proposal was as follows (emphasis added):

> "BE IT RESOLVED That in future ***proxies of this company***, there will be no discretionary power of voting by the named proxy-holder on any issue where no direction has been given, including any issue 'which may properly come up at the meeting.'"

Centerior argued that the proposal should be excluded because it would require the company to violate the statutory right of a stockholder under Ohio law to confer discretionary authority on a duly appointed proxy. The Staff replied:

> The Division is unable to concur in your view that the Proposal is inconsistent with state or federal law and therefore excludable under Rule 14a-8(c)(2). Additionally, the Division is unable to concur in your view that the Proposal is beyond the power of the Company to effectuate. In the staff's view, the proposal would serve to limit the scope of the proxy authority that could be exercised by management. Further, the cited provisions of state and federal law permit, rather than mandate, the discretionary voting of proxies by management. Thus, we do not believe that the proposed elimination of discretionary voting is inconsistent with these provisions.

More recently, the Staff issued favorable no-action letters in *Mellon Bank Corporation*, *supra*, and *International Business Machines Corporation*, *supra*, in each case permitting exclusion of a proposal that required proxy tabulation "for each nominee and proposal as in favor, opposed, abstain and returned unmarked. The decision shall be determined by the number of those voted in favor and opposed. Unmarked ballots shall be considered only for the demonstration of a quorum." The Staff permitted exclusion because implementation would eliminate the ability of stockholders to vote by discretionary proxy and would thus frustrate their exercise of the franchise.

In attempting to reconcile the Staff's decisions in *Centerior*, *Rubbermaid (1994)*, *Rubbermaid (1993)* and *Ohio Edison* (all grounded on Ohio law) with its still-earlier decisions in the matters of *J.P. Morgan* and *Ford Motor Company* (both grounded on Delaware law), Mellon Bank observed that the proposals in the Ohio cases were limited on their face to proxies "of this company." Mellon Bank argued for an interpretation of these precedents mandating the *inclusion* of a proposal that would restrict only the proxy authority that *management* could utilize, as distinguished from an *excludable* proposal that would "apply equally to proxies solicited by management, to proxies solicited by other parties or to an unsolicited proxy which a stockholder might give to a relative or attorney to attend and vote at an annual meeting on his or her behalf."

We urge rejection of the distinction proposed in 1999 by Mellon Bank as one not supported by Delaware precedent and one that would lead to arbitrary results disfranchising a very significant portion of the investing public. We think that prohibiting a stockholder from granting a discretionary proxy to management is no less a disfranchisement than prohibiting that stockholder from granting a proxy to a relative or attorney; and, practically speaking, the former prohibition would have no less an impact than the latter, as public companies domiciled in Delaware routinely solicit discretionary voting authority (which is routinely granted) while virtually no one bothers to send "a relative or attorney" to a garden-variety annual meeting.

Furthermore, while one might view the *Centerior*, *Rubbermaid (1994)*, *Rubbermaid (1993)* and *Ohio Energy* letters as mere limitations on management's power to use discretionary proxies, one must acknowledge that this limitation would prohibit stockholders from creating an unfettered agency relationship with proxy holders of their choosing as empowered by applicable state law. Under Delaware law, as in other states, the proxy establishes an agency relationship between the stockholder as principal and the proxy holder as agent, subject only to the conditions established by the principal in creating the relationship. The only substantive condition established by Section 212 of the DGCL is that the proxy be authorized by the stockholder. Once the agency relationship is created, the proxyholder as agent has a duty to act in strict accordance with the authority granted by the principal and in a fiduciary capacity. *Rice & Hutchins, Inc. v. Triplex Shoe Co.*, 147 A. 317 (1929).

Any restriction on the authority that a stockholder as principal might grant to the proxy holder as agent, whether the agent is a relative or attorney of the stockholder (or even an officer of the registrant), is contrary to the voting rights mandated by Section 212. Indeed, under Mellon Bank's interpretation of *Centerior* and similar letters, were a stockholder to draft, sign and deliver to management, on the stockholder's initiative (unsolicited by management), a proxy giving discretionary voting authority to management, management would be forbidden to vote that proxy -- thereby disfranchising the stockholder. (The proposals required by these letters to be included in the registrants' proxy materials covered the registrants' *utilization* of discretionary voting authority as opposed to their *solicitation* of that authority.)

Mellon Bank pointed out a further problem with a broad reading of *Centerior*:

> Suppose, for example, that in a contested vote, a shareholder executes proxies in favor of both management and the insurgents. The management proxy bears a later date but although signed, does not also bear a check mark in the "For" or "Against" boxes. Under the Proposal, as so interpreted, Mellon would be required to disregard the later dated management proxy for any purpose other than the demonstration of a quorum and therefore would be required to count the earlier dated proxy given to the insurgents. Not only is this result absurd as regards what was clearly the intent of the shareholder, it would in my opinion also require Mellon to violate Section 1759 of the Pa BCL as it would impose a condition on a shareholder's ability to revoke a non-management proxy which is not permissible under the statute.

Likewise, under Delaware law, a subsequent proxy revokes the earlier proxy. *Standard Power & Light Corp. v. Investment Assocs.*, 51 A.2d 572 (1947); *Schott v. Climax Molybdenum Co.*, 154 A.2d 221 (1959); *Parshalle v. Roy*, 567 A.2d 19 (1989). If implemented, Proposal 2 would condition a stockholder's ability to revoke a proxy in violation of Section 212 of the DGCL.

For these reasons, it is our opinion that imposition of Proposal 2's "additional condition" on the exercise of a Visteon stockholder's statutory right to vote by proxy would violate Section 212 of the DGCL. Therefore, it is also our view that Visteon may properly exclude Proposal 2 from the 2002 Proxy Materials under paragraphs (2) and (6) of Rule 14a-8(i) in that implementation of the proposal would require Visteon to violate state law and would thus exceed Visteon's authority.

D. Unsupported assertions made in the Proposal are materially false and misleading.

The Proposal is replete with false and misleading assertions:

- "Management and Directors are requested to change the format of the Proxy Material in the two areas ***which are not fair to shareowners***" (emphasis added).

- "This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means."
- "Claiming of votes by Management is unfair. . . ."
- "I likewise have the right to ask for a vote 'Against' all Company select nominees for Director ***until directors stop the practice of excessive extra remuneration for Management"*** (emphasis added).

Each statement suggests improper conduct by Visteon's management. And Mr. Morse has provided no factual support for these statements -- only his personal opinions, which Visteon disputes. Rule 14a-9 says that one example of a misleading statement is "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Therefore, the quoted statements are misleading within the meaning of Rule 14a-9.

Moreover, the Proposal includes the statement that "a shareowner has the right to sign as 'Present' and not voting, showing receipt of material and only preventing further solicitation of a vote." This confusing and unsupported statement of law is likewise misleading to stockholders. Practically, a Visteon stockholder is able to achieve the same result sought by Mr. Morse by marking the "Withhold Authority" boxes on the proxy relative to voting for directors and "Abstain" relative to all other matters presented on the proxy.

In AT&T Corp. (available Jan. 31, 2001), the Staff sanctioned exclusion of a similar derogatory and unsupported statement by Mr. Morse that "this type of compensation is constantly being manipulated." In other no-action letters, the Staff has permitted exclusion or other remedies with respect to unsubstantiated statements of this nature because they mislead. *See, e.g.*, Starbucks Corporation (available Dec. 12, 2001); DT Industries, Inc. (available Aug. 10, 2001); TRW, Inc. (available Feb. 11, 1999); Northrop Grumman Corporation (available Feb. 16, 2001); Boise Cascade Corporation (available Jan. 23, 2001).

Accordingly, on our advice Visteon intends to delete each part of the Proposal quoted in this section in the event that the Proposal is not excluded in its entirety.

III. NO-ACTION LETTER REQUEST

We hereby ask the Staff to confirm to us that it will not recommend to the Commission that any enforcement action be taken against Visteon if the Proposal is omitted from the 2002 Proxy Material. Should the Staff determine preliminarily not to take a no-action position, we hereby respectfully request that we be notified and that we be given a chance to discuss the matter by telephone before a final determination is issued.

Enclosed, pursuant to Rule 14a-8(j)(2), are six copies of the Proposal and five additional copies of this letter. As required by Rule 14a-8(j)(1), a copy of this letter also is being sent to Mr. Morse.

Please call me at 313.442.6495, or in my absence call my partner Miriam Greenhut at 904.359.2000, should you have any questions concerning this request.

Very truly yours,

Patrick Daugherty (gH)

Patrick Daugherty

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

September 27, 2001

Office of The Secretary
Visteon Corporation
5500 Auto Club Drive
Dearborn, MI 48126

Dear Secretary:

I wish to enter the enclosed proposal to be printed in the Year 2002 Proxy Material.

To qualify, I state that I am the owner of $2000.00 or more in Company stock, having held same over one year, and will continue to hold equity beyond the next Share-owner Meeting. I also plan to be represented at the meeting to present my Proposal.

Should the Company desire to change format this year as proposed, and notify me of such action, then the alternate proposal may be used for this year's insertion.

Thank you,
Robert D. Morse

Robert D. Morse

PROPOSAL

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

ALTERNATE PROPOSAL SUBSTITUTE

(IF CHANGES MADE AS SUGGESTED FOR UPCOMING PROXY)

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000,00 or more in Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

I propose that since Management usually suggests that Shareowners vote "AGAINST" a proposal submitted by one or more of the shareowners, then said Shareowners should likewise vote "AGAINST" the Company nominees for Director until the Directors cease the compensation. programs they in turn offer Management above salary and nominal perks.

Please vote "FOR" this Proposal and "AGAINST" the Director Proposal as a right. THANK YOU.

Robert D. Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 1 856 235 1711
January 8, 2002

Re: Jan. 4, 2002 letter from Visteon Corp. Rep.
File No. 001-15827, Rule 14a-8

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Ladies and Gentlemen:

In response to above "request for deletion", the first five pages relate to my proposal as "violating proxy rules" and the laws of the State of Delaware.. My reply is that the Rules and Law as interpreted by experiences, violate an Americans' "Right of Dissent". Plurality voting specifically denies that right ! These regulations were stated before as "being promulgated" and a more correct word is "contrived", that is, to create a voting system whereby only the nominees presented by the Management of Corporations win. Further, as stated by parties objecting to my proposal, they comment that "after many objections by legal persons", the final Rules [perhaps Laws as well] were adopted.

Those objecting continually to my presentation are doing so as a business, [legal, etc.], or are determined to keep present Management in place until severance or retirement. There is no proof that successful continuation of a corporation depends on these person's, as few or none collapse after a departure. Why does it take 14 pages of argument to present two objections ? The SEC is being overwhelmed with words !

Page 3, Par. 3 suggests [as in prior arguments] that I am presenting Two Proposals. NOT SO ! The proposal is: To change the format of the proxy voting card. The changes needed are to offer an "AGAINST" choice, and the other change to stop Management from claiming the votes of "signed but unmarked" proxies. These are the property of the stockholder and cannot be confiscated by giving notice. It is also inappropriate to ask for consent from a stockholder to agree to unknown agenda.

A simple remedy ?: Supply a FOR and AGAINST box above the signature space.

The argument that I do not include wording for the Proxy itself is immaterial. Management can attend to that, since it is their domain.

Sincerely, Robert D Morse

6 copies to SEC, 2 for Rep. & Visteon Corp.

ODE TO RANDY JOHNSON

PITCHING

Randy Johnson assumes a stance,
Then he gives a watchful glance.
He fixes his eyes in a bee line,
Then lets go the ball for a strike, just fine.
When the camera focuses on his face,
A Diamondback look then takes place.
I must be careful with this non-poetry,
Remembering a phrase: "Don't tread on me !"
At fifteen to two, the Yanks are through,
So, returning to New York is the thing to do.

Robert Dennis Morse
5:00AM, 11-4-01
5 min.



D-LICIOUS!
NY
Steve Benson


TC Wells

TRANQUILITY

If you wish to enjoy tranquility,
You must maintain visibility.
Always observe Natures' show,
To see the scenes that come and go.
For instance, watching chickens in a pen,
Owning some might become a yen.
It is so easy for one to relax,
While obtaining a picture and pay no tax

Robert Dennis Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 20, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Visteon Corporation
Incoming letter dated January 4, 2002

The proposal requests that the board make particular revisions to its proxy materials.

There appears to be some basis for your view that Visteon may exclude the proposal under rule 14a-8(i)(2). In this regard, because Visteon's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Visteon's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Visteon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Visteon relies.

Sincerely,

Grace K. Lee
Attorney-Advisor